UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 7

to

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

TERRA INDUSTRIES INC.

(Name of Subject Company (Issuer))

CF INDUSTRIES HOLDINGS, INC.

COMPOSITE ACQUISITION CORPORATION

(Name of Filing Persons (Offerors))

Common Shares, without par value
(Title of Class of Securities)

880915103
(CUSIP Number of Class of Securities)

Douglas C. Barnard
Vice President, General Counsel, and Secretary
4 Parkway North, Suite 400
Deerfield, Illinois 60015
(847) 405-2400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf
of Filing Persons)

Copies to:

Brian W. Duwe
Richard C. Witzel, Jr.
Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, Illinois 60606
(312) 407-0700

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$2,414,772,820	$94,900.57

(1)           Estimated for purposes of calculating the filing fee only. Pursuant to Rules 0-11(a)(4) and 0-11(d) under the Securities Exchange Act of 1934, as amended, the market value of the securities to be received was calculated as the product of (i) 103,593,858 shares of Terra Industries Inc. common stock (the sum of (x) 102,131,215 shares of Terra Industries Inc. common stock outstanding and (y) 1,463,643 shares of Terra Industries common stock issuable upon the exercise of outstanding options, the vesting of restricted stock and the conversion of Terra Industries Inc. preferred stock (as reported in Terra Industries Inc.’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, Terra Industries Inc.’s Current Report on Form 8-K dated October 6, 2008, and Terra Industries Inc.’s Annual Report on Form 10-K for the year ended December 31, 2007), less 1,000 shares of Terra Industries Inc. common stock owned by CF Composite, Inc., a wholly-owned subsidiary of CF Industries Holdings, Inc. and (ii) the average of the high and low sales prices of Terra Industries Inc. common stock as reported on the New York Stock Exchange on February 17, 2009 ($23.31).

(2)           The amount of filing fee is calculated in accordance with Rule 0-11(a)(2) under the Securities Act of 1934, as amended, equals $39.30 per $1,000,000 of the value of the transaction.

☒           Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $94,900.57	Filing Party: CF Industries Holdings, Inc.
Form or Registration No.: Form S-4 (333-157462) and Schedule TO	Date Filed: February 23, 2009

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒           third-party tender offer subject to Rule 14d-1.

☐   issuer tender offer subject to Rule 13e-4.

☐   going-private transaction subject to Rule 13e-3.

☐   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 7 to Tender Offer Statement on Schedule TO (as amended, the “Schedule TO”) amends and supplements the statement originally filed on February 23, 2009, as subsequently amended from time to time, by CF Industries Holdings, Inc., a Delaware corporation (“CF Holdings”), and Composite Acquisition Corporation, a Maryland corporation (“Composite”). This Schedule TO relates to the third party tender offer by CF Holdings, through Composite, to exchange each of the issued and outstanding shares of common stock, without par value, of Terra Industries Inc., a Maryland corporation, for 0.4235 shares of common stock, par value $0.01 per share, of CF Holdings (together with the associated preferred stock purchase rights), upon the terms and conditions set forth in (1) the prospectus/offer to exchange, dated February 23, 2009 (the “Offer to Exchange”), which is set forth as Exhibit (a)(4) hereto and (2) the related Letter of Transmittal, which is set forth as Exhibit (a)(1)(A) hereto (the offer reflected by such terms and conditions, as they may be amended or supplemented from time to time, constitutes the “Offer”).  CF Holdings also filed a Registration Statement on Form S-4 on February 23, 2009, of which the Offer to Exchange forms a part.

ITEM 1 THROUGH 9, AND ITEM 11.

All information contained in the Offer to Exchange and the Letter of Transmittal, and any prospectus supplement or any other supplement thereto related to the Offer, is hereby expressly incorporated herein by reference with respect to Items 1 through 9 and Item 11 of the Schedule TO, except that such information is amended and supplemented to the extent specifically provided herein.

Item 2(b) of the Schedule TO is hereby amended and restated as follows:

Securities.  Based upon information contained in Terra’s Annual Report on Form 10-K for the year ended December 31, 2008, there were 99,700,706 shares of Terra common stock outstanding as of February 27, 2009.

Item 5(b) of the Schedule TO is hereby amended and supplemented by adding the following:

On March 11, 2009, Mr. Wilson received a letter from the board of directors of Terra indicating that the Terra board had rejected the proposal set forth in Mr. Wilson’s letter of March 9, 2009.

On March 12, 2009, CF Holdings filed a preliminary proxy statement with the SEC in respect of soliciting proxies to vote in favor of the election of CF Holdings’ nominees at Terra’s 2009 annual meeting of stockholders.

On March 16, 2009, Agrium and a wholly-owned subsidiary commenced an exchange offer by filing a Preliminary Prospectus/Offer to Exchange, contained in a Registration Statement on Form F-4, and a Tender Offer Statement on Schedule TO with the SEC.

On March 22, 2009, the CF Holdings board of directors held a meeting, together with management and representatives of its legal advisor Skadden Arps and its financial advisors Morgan Stanley and Rothschild, to review and analyze Agrium’s exchange offer, including the impact of the offer on CF Holdings’ proposed strategic business combination with Terra. Following thorough deliberations and a careful

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review of all aspects of Agrium’s exchange offer with management and its legal and financial advisors, the CF Holdings board of directors concluded that the offer was grossly inadequate, substantially undervalued CF Holdings and was not in the best interests of CF Holdings and its stockholders.  Accordingly, the CF Holdings board of directors determined to recommend that CF Holdings’ stockholders reject Agrium’s exchange offer and not tender their CF Holdings common stock in the offer.

Also at the CF Holdings board of directors meeting on March 22, 2009, the board reaffirmed its intent to continue to pursue a business combination with Terra, and authorized Mr. Wilson to send a letter to the board of directors of Terra on March 23, 2009, reaffirming CF Holdings’ commitment to the proposed business combination and indicating that CF Holdings would be prepared to enter into a negotiated merger agreement with Terra, structured as outlined in Mr. Wilson’s letter to Terra dated March 9, 2009, with an exchange ratio based on $30.50 for each share of Terra common stock, the exchange ratio to be not less than 0.4129 shares of CF Holdings common stock and not more than 0.4539 shares of CF Holdings common stock per share of Terra common stock.

On the morning of March 23, 2009, CF Holdings issued a press release containing the recommendation of the CF Holdings board of directors that CF Holdings stockholders reject the Agrium exchange offer and not tender their shares of CF Holdings common stock into the offer.

Also on the morning of March 23, 2009, Mr. Wilson sent a letter to the board of directors of Terra, which read as follows:

March 23, 2009

Board of Directors

Terra Industries Inc.

Terra Centre

600 Fourth Street

P.O. Box 6000

Sioux City, Iowa 51102-6000

Attention:	Henry R. Slack, Chairman of the Board
Michael L. Bennett, President and Chief Executive Officer

Dear Members of the Board:

The Board of Directors of CF Industries Holdings, Inc. is reaffirming to you CF Industries’ commitment to a strategic business combination between CF Industries and Terra.

To that end, our Board has determined that CF Industries would be prepared to enter into a negotiated merger agreement with Terra, structured as outlined in our letter to you dated March 9, 2009, with an exchange ratio based on $30.50 for each Terra share, the exchange ratio to be not less than 0.4129 of a CF Industries share and not more than 0.4539 of a CF Industries share.  The $30.50 per Terra share is a premium of over 85% to Terra’s stock price before we made our original offer on January 15, 2009.

We continue to believe that a business combination between CF Industries and Terra is a compelling combination with a number of strategic benefits.  We are confident that Terra’s stockholders agree with us and will show their support for the transaction by voting for our slate of directors at Terra’s 2009 Annual Meeting.  We note that the Annual Meeting is required by Terra’s by-laws to be held not later than May 15.

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Sincerely,

Stephen R. Wilson

Chairman, President and Chief Executive Officer

CF Industries Holdings, Inc.

Also on the morning of March 23, 2009, CF Holdings issued a press release reiterating its commitment to the proposed business combination with Terra and containing the text of the above letter.

ITEM 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

(a)(5)(H)	CF Holdings press release, dated March 23, 2009 (incorporated by reference to Exhibit 99.2 to CF Holdings Current Report on Form 8-K dated March 23, 2009).

(a)(5)(I)	CF Holdings press release, dated March 23, 2009 (incorporated by reference to Exhibit 99.1 to CF Holdings Current Report on Form 8-K dated March 23, 2009).

(a)(5)(J)	CF Holdings investor presentation, dated March 23, 2009 (incorporated by reference to CF Holdings Rule 425 Filing on March 23, 2009).

(a)(5)(K)	Transcript of CF Holdings investor/analyst conference call on March 23, 2009 (incorporated by reference to CF Holdings Rule 425 Filing on March 23, 2009).

(a)(5)(L)	Letter to CF Holdings employees, dated March 23, 2009 (incorporated by reference to CF Holdings Rule 425 Filing on March 23, 2009).

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

CF INDUSTRIES HOLDINGS, INC.

By:	/s/ Douglas C. Barnard
Name:	Douglas C. Barnard
Title:	Vice President, General Counsel, and Secretary

COMPOSITE ACQUISITION CORPORATION

By:	/s/ Douglas C. Barnard
Name:	Douglas C. Barnard
Title:	Vice President and Secretary

Date: March 23, 2009

EXHIBIT INDEX

(a)(1)(A)	Form of Letter of Transmittal*
(a)(1)(B)	Form of Notice of Guaranteed Delivery*
(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*
(a)(1)(E)	Form of Guidelines for Certificate of Taxpayer Identification Number on Substitute Form W-9*
(a)(2)	Not applicable
(a)(3)	Not applicable
(a)(4)	Offer to Exchange*
(a)(5)(A)	CF Holdings press release, dated February 23, 2009*
(a)(5)(B)	CF Holdings press release, dated March 9, 2009*
(a)(5)(C)	CF Holdings investor presentation, dated March 9, 2009*
(a)(5)(D)	CF Holdings letter to employees, dated March 9, 2009*
(a)(5)(E)	Current Report on Form 8-K filed by CF Holdings March 11, 2009*
(a)(5)(F)	CF Holdings press release, dated March 12, 2009*
(a)(5)(G)	CF Holdings press release, dated March 20, 2009*
(a)(5)(H)	CF Holdings press release, dated March 23, 2009**
(a)(5)(I)	CF Holdings press release, dated March 23, 2009***
(a)(5)(J)	CF Holdings investor presentation, dated March 23, 2009****
(a)(5)(K)	Transcript of CF Holdings investor/analyst conference call on March 23, 2009*****
(a)(5)(L)	Letter to CF Holdings employees, dated March 23, 2009 (incorporated by reference to CF Holdings Rule 425 Filing on March 23, 2009)******
(d)	Not applicable
(g)	Not applicable
(h)	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to certain tax matters*

*	Previously filed
**	Incorporated by Reference to Exhibit 99.2 to CF Holdings Current Report on Form 8-K dated March 23, 2009
***	Incorporated by Reference to Exhibit 99.1 to CF Holdings Current Report on Form 8-K dated March 23, 2009
****	Incorporated by Reference to CF Holdings Rule 425 Filing on March 23, 2009
*****	Incorporated by Reference to CF Holdings Rule 425 Filing on March 23, 2009
******	Incorporated by Reference to CF Holdings Rule 425 Filing on March 23, 2009